UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _____________

Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 002

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN

Index

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) at December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The statement of net assets available for benefits as of December 31, 2008 was audited by another independent registered public accounting firm whose report dated June 26, 2009 was unqualified.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Delinquent Participant Contributions for the year ended December 31, 2009, Schedule of Assets (Held at End of Year) as of December 31, 2009 and Schedule of Reportable Transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 29, 2010

Report of Independent Registered Public Accounting Firm

To the Participants of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) at December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 26, 2009

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,

	2009	2008

Assets

Investments, at fair value

Vanguard Mutual Funds	$24,574,109	$17,738,961
Merck Common Stock	4,815,431	—
Schering-Plough Stock Fund	—	3,403,717
Participant Loans	1,546,770	1,124,036

Total investments	30,936,310	22,266,714

Receivables
Dividends	52,781	—
Employer contribution	41,767	49,304
Participant contribution	55,210	46,290

Total receivables	149,758	95,594

Net assets available for benefits	$31,086,068	$22,362,308

The accompanying notes are an integral part of these financial statements.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets attributed to
Investment income

Net appreciation in fair value of investments	$6,117,681
Dividend income	511,417
Interest income, Loans to Participants	84,654

Net investment income	6,713,752

Contributions to the Plan
By participants	1,894,514
By employer	1,349,584

Total contributions	3,244,098

Total additions	9,957,850

Deductions from net assets attributed to

Benefits paid to participants	(1,234,090)

Net increase	8,723,760

Net assets available for benefits:

Beginning of year	22,362,308

End of year	$31,086,068

The accompanying notes are an integral part of these financial statements.

Schering-Plough Puerto Rico Employees’ Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following description of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established effective April 1, 1990. On November 3, 2009, Merck & Co., Inc. (“Old Merck”) and Schering-Plough Corporation (“Schering-Plough”) completed their previously announced Merger (the “Merger”). In the Merger, Schering-Plough acquired all of the shares of Old Merck, which became a wholly-owned subsidiary of Schering-Plough and was renamed Merck Sharp & Dohme Corp. Schering-Plough continued as the surviving public company and was renamed Merck & Co., Inc. (“New Merck” or the “Company”). Schering-Plough Products LLC, a subsidiary of New Merck, is the Plan Sponsor (the “Sponsor”).

The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products LLC and any of its affiliated companies that adopt the Plan. Vanguard Fiduciary Trust Company (Vanguard), the recordkeeper, is a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. Banco Popular serves as the Plan’s trustee (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. During 2009, the Plan offered 14 registered investment companies (mutual funds) and one separately managed account.

Generally, all Puerto Rico employees of Schering-Plough Products LLC and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. Participants may elect to have contributions allocated to any of the investment funds available under the Plan.

Contributions by Participants

The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf (“Salary Deferral Contributions”). Under the provisions of the Plan, Salary Deferral Contributions can range from 1 percent to 10 percent of the employee’s annual eligible compensation, in increments of 1 percent, subject to certain regulated limits. Any excess participant contributions are returned to the participant.

Contributions by Employer

The Company makes matching contributions (dollar-for-dollar) up to 5 percent of annual eligible compensation for employees who elect to make Salary Deferral Contributions to the Plan.

Schering-Plough Puerto Rico Employees’ Savings Plan

Notes to Financial Statements

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and allocations of Plan earnings and charged with withdrawals and losses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participants have a non-forfeitable right to their contributions and employer matching contributions plus (minus) actual earnings (losses) thereon, all of which vest fully and immediately. Participant contributions and employer matching contributions are participant-directed.

Participant Loans

Participants may borrow against their participant account balance up to the lesser of one-half of the account balance or $50,000 (reduced by certain amounts attributable to outstanding loans). Loan transactions are treated as a transfer between the investment funds and the loans to participants. The participant’s account balance would be reduced in the event of default. Participant loans bear fixed-interest rates as determined to be reasonable by the Legacy Schering Global Benefits and Compensation Oversight Committee (the “Committee”). An outstanding loan balance is due immediately upon the participant’s termination of service with the Company.

Payment of Benefits

Upon termination of service or in the event of death or total disability, a participant (or the participant’s beneficiary in the event of death) may elect to receive either: (1) a cash lump-sum amount; (2) fixed or variable installments not to exceed the life expectancy of the participant and the participant’s beneficiary; (3) shares of Merck common stock (with respect to amounts invested in Merck Stock); or (4) certain combinations of the foregoing. Notwithstanding the foregoing, if a participant’s account equals $5,000 or less as of the date of distribution, the account will be paid in a lump-sum. Alternatively, all participants whose account balances exceed $5,000 can elect to defer the receipt of their account up to age 70 ½. Distribution of all or a portion of a participant’s account, prior to termination of employment, may be granted by the Sponsor in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 59½.

Schering-Plough Puerto Rico Employees’ Savings Plan

Notes to Financial Statements

Amendments to the Plan

Effective November 4, 2009, the Plan was amended to reflect changes necessitated by or appropriate in light of the Merger, including changes to the Company name, exclusion of employees of Merck Sharp & Dohme Corp. and its subsidiaries from participating in the Plan, and changes in the Plan’s administration process.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Dividends recorded in stock are reinvested in common stock units unless an election is made by the participant to receive these dividends in cash.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption will not affect the Plan’s net assets available for benefits or changes in net assets available for benefits.

Schering-Plough Puerto Rico Employees’ Savings Plan

Notes to Financial Statements

Withdrawals and Benefit Payments

Withdrawals and benefit payments are recorded when paid.

Forfeitures

Forfeited amounts are used to reduce future Company contributions.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Related Party Transactions

Contributions are transmitted from the Trustee, Banco Popular, to the recordkeeper, Vanguard, which invests cash received, interest and dividend income and makes distributions to the participants. The recordkeeper also administers the collection of interest and principal on the participant loans. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Vanguard. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2009 and 2008, the total market value of investments in the mutual funds managed by Vanguard was $24.6 million and $17.7 million, respectively.

At December 31, 2009, certain plan investments are shares of New Merck’s common stock and at December 31, 2008, certain plan investments were shares of Schering-Plough Corporation common stock. These transactions qualify as permitted party-in-interest transactions. At December 31, 2009 the total market value of investments in Merck’s Common Stock was $4.8 million. At December 31, 2008, the total market value of investments in the Schering-Plough Stock Fund was $3.4 million comprised of 11,104 units of the Schering-Plough Stock Fund.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries who may also be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.

All plan administration expenses are paid by the Sponsor.

Schering-Plough Puerto Rico Employees’ Savings Plan

Notes to Financial Statements

4.	Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon an event of a whole or partial termination of the Plan as defined under the Plan, the Sponsor may direct the Trustee or Plan Administrator to: (1) distribute the total assets in the affected participants’ accounts to the participants in cash or in-kind as permitted by applicable law; or (2) maintain the assets in The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan Trust (the “Trust”) and make distribution of benefits at such time and manner as though the Plan had not been terminated.

5.	Tax Status

The Plan was amended and restated effective November 4, 2009. The Plan received a favorable determination letter dated February 18, 1997 issued by the Puerto Rico Department of the Treasury stating that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1995, as amended (the “PR Code”). The Plan was previously amended and restated effective January 1, 2008. The Plan was also previously amended effective January 1, 1996 and October 1, 1996 pursuant to Amendment No. 2. The Puerto Rico Department of the Treasury issued a favorable determination letter dated April 14, 1997 in connection with the qualification of Amendment No. 2.

The trust of the Plan is intended to be exempt from taxation under Section 1165(a) of the PR Code, and pursuant to Section 1022(i)(1) of ERISA under Section 501(a) of the United States Internal Revenue Code of 1986, as amended.

As long as the Plan is qualified under the PR Code and related regulations, participants will generally not be taxed on salary-deferred contributions until the year received. In addition, the earnings attributable to such contributions held by the Trustee are also generally exempt from taxation until the taxable year in which they are withdrawn by or distributed to the participant.

The Plan has been amended since receiving the determination letter. However, the Plan’s management, based on advice from the Plan’s tax counsel, believes that the Plan continues to be designed in compliance with the applicable requirements of the PR Code, and the Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the PR Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Schering-Plough Puerto Rico Employees’ Savings Plan

Notes to Financial Statements

Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

          Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

          Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan’s Level 3 assets include participant loans.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Registered Investment Companies (Mutual Funds)
Shares of Registered Investment Companies (Mutual Funds) are valued at the net asset value of shares held by the Plan at year-end, and generally may be redeemed daily.

Common Stock

The Merck Common Stock is valued at the last reported sale price on the principal exchange on valuation date. The Schering-Plough Stock Fund was valued using the unit accounting method whereby a participant’s account value was expressed in units of participation rather than number of shares of the Schering-Plough Corporation’s common stock. Under the terms of the Merger agreement, each issued and outstanding share of Schering-Plough common stock was converted into the right to receive a combination of $10.50 in cash and 0.5767 of a share of the common stock of New Merck.

The closing market price of Merck’s common stock at December 31, 2009 was $36.54 and the closing market price of Schering-Plough’s common stock at December 31, 2008 was $17.03.

Schering-Plough Puerto Rico Employees’ Savings Plan Notes to Financial Statements

Participant Loans

Participant loans are valued at amortized cost, which approximates fair value.

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

	December 31, 2009

			Fair Value Measurements Using

	Carrying value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered investment companies (mutual funds)
US Large Cap Equity	$8,640,422	$8,640,422	$—	$—	$8,640,422

US Small/Mid Cap Equity	1,233,762	1,233,762			1,233,762
Non-US Equity	1,452,850	1,452,850			1,452,850
Fixed Income	2,470,245	2,470,245			2,470,245
Balanced Funds (Stocks and Bonds)	3,895,921	3,895,921			3,895,921
Cash and Short Term Investments	6,880,909	6,880,909			6,880,909
Merck Common Stock	4,815,431	4,815,431	—	—	4,815,431
Schering-Plough Stock Fund	—	—	—	—	—
Participant Loans	1,546,770	—	—	1,546,770	1,546,770

Total	$30,936,310	$29,389,540	$—	$1,546,770	$30,936,310

	Fair Value Measurements at December 31, 2008, Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Vanguard Mutual Funds	$17,738,961	$—	$—	$17,738,961
Schering-Plough Stock Fund	—	3,403,717	—	3,403,717
Participant Loans	—	—	1,124,036	1,124,036

Total	$17,738,961	$3,403,717	$1,124,036	$22,266,714

Level 3 Valuation Techniques:

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. The Plan’s Level 3 investment securities at December 31, 2009 include participant loans. These securities were valued at amortized cost, which approximates fair value.

Schering-Plough Puerto Rico Employees’ Savings Plan

Notes to Financial Statements

The following table presents a reconciliation of the beginning and ending balances for the fair value measurements using significant unobservable inputs (Level 3):

	Year ending December 31, 2009

	Beginning Balance January 1	Net transfers In to (Out of) Level 3(1)	Loan withdrawals, Principal repayments, Interest, Net	Ending Balance December 31

Participant loans	$1,124,036	$—	$422,734	$1,546,770

Total	$1,124,036	$—	$422,734	$1,546,770

(1) Transfers in and out of Level 3 are deemed to occur at the beginning of the quarter in which the transaction takes place.

There were no gains or losses for the period included in changes in net assets available for benefits attributable to the change in unrealized gains or losses related to assets still held at the reporting date for level 3 assets.

7.	Net appreciation in fair value of investments

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2009

Net appreciation in Merck Common Stock	$472,261
Net appreciation in Schering-Plough Stock Fund	2,529,207
Net appreciation in Registered investment companies (mutual funds)	3,116,213

Net appreciation in fair value of investments	$6,117,681

Schering-Plough Puerto Rico Employees’ Savings Plan

Notes to Financial Statements

8.	Investments

The following investments represented five percent or more of the Plan’s net assets available for benefits at either December 31, 2009 or December 31, 2008:

	December 31

	2009	2008

Vanguard 500 Index Fund Signal Shares	$5,993,228	$4,670,021

Merck Common Stock	4,815,431	—

Vanguard Prime Money Market Fund	3,451,438	—

Vanguard Admiral Treasury Money Market Fund	3,429,471	—

Vanguard Windsor Fund Investor Shares	2,281,907	1,739,749

Vanguard Wellington Fund Investor Shares	1,897,848	1,420,405

Vanguard International Growth Fund Investor Shares	1,452,850	909,224

Vanguard Short Term Investment Grade Investor Shares	1,351,873	1,039,644

Vanguard Explorer Fund Investor Shares	1,233,762	858,148

Vanguard Intermediate Term Investment Grade Investor Shares	1,118,372	732,587

Vanguard Treasury Money Market Fund	—	4,633,701

Schering-Plough Stock Fund	—	3,403,717

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN

2009 Form 5500 Line 4 a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$ 77,930	$ 77,930

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN

Line 4 i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2009	Schedule H

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Vanguard	500 Index Fund Signal Shares	**	$ 5,993,228

*	Vanguard	Prime Money Market Fund	**	3,451,438

*	Vanguard	Admiral Treasury Money Market Fund	**	3,429,471

*	Vanguard	Windsor Fund Investor Shares	**	2,281,907

*	Vanguard	Wellington Fund Investor Shares	**	1,897,848

*	Vanguard	International Growth Fund Investor Shares	**	1,452,850

*	Vanguard	Short-Term Investment-Grade Fund Investor Shares	**	1,351,873

*	Vanguard	Explorer Fund Investor Shares	**	1,233,762

*	Vanguard	Intermediate -Term Investment-Grade Fund Investor Shares	**	1,118,372

*	Vanguard	LifeStrategy Growth Fund	**	610,304

*	Vanguard	LifeStrategy Income Fund	**	562,736

*	Vanguard	LifeStrategy Conservative Growth Fund	**	459,645

*	Vanguard	LifeStrategy Moderate Growth Fund	**	365,388

*	Vanguard	U.S. Growth Fund Investor Shares	**	365,287

		Total Vanguard Mutual Funds		$ 24,574,109

*	Merck	Merck Common Stock	**	4,815,431

*	Participant Loans	Outstanding loan balance (interest rates ranging from 4.25% to 10.50%, maturing from 1 to 20 years)	**	1,546,770

		Total		$ 30,936,310

* Party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and therefore is not included.

SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN	Schedule II

Schedule of Reportable Transactions - Attachment for Schedule H, Line 4j
Year Ended December 31, 2009

Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

Plan Sponsor	500 Index Fund Signal	$963,147.69			$963,147.69
Plan Sponsor	500 Index Fund Signal		$750,459.31	$1,083,032.81	750,459.31	$(332,573.50)
Plan Sponsor	Vanguard Admiral Trsy MM	3,976,158.66			3,976,158.66
Plan Sponsor	Vanguard Admiral Trsy MM		546,687.63	546,687.63	546,687.63	—
Plan Sponsor	Vanguard Prime Money Mkt	4,452,406.41			4,452,406.41
Plan Sponsor	Vanguard Prime Money Mkt		1,000,968.38	1,000,968.38	1,000,968.38	—
Plan Sponsor	Vanguard Treas Money Mkt	535,881.06			535,881.06
Plan Sponsor	Vanguard Treas Money Mkt		1,194,326.89	1,194,326.89	1,194,326.89	—
Plan Sponsor	Merck Stock Fund (PR)	4,392,081.90			4,392,081.90
Plan Sponsor	Merck Stock Fund (PR)		48,912.90	33,870.32	48,912.90	15,042.58
Plan Sponsor	Schering-Plough Stock Fund	1,277,943.77			1,277,943.77
Plan Sponsor	Schering-Plough Stock Fund		5,060,809.66	4,098,948.09	5,060,809.66	961,861.57

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Date: June 29, 2010	By:	/s/ Mark E. McDonough

Mark E. McDonough
Vice President & Treasurer

EXHIBIT INDEX

Exhibit Number	Document	Page

23.1	Consent of Independent Registered Public Accounting Firm	19

23.2	Consent of Independent Registered Public Accounting Firm	20